ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

October 17, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR

Re: ICON plc – Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Rosenberg:

ICON plc (the “Company”) acknowledges your letter dated August 16, 2012 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 20-F for the fiscal year ended December 31, 2011 (File no. 333-08704) filed by the Company with the Commission (the “Annual Statement”) on March 2, 2012.  On August 24, 2012 the Company submitted a response to the Comment Letter.  The Company subsequently received a telephone call from Sasha Parikh on September 18, 2012 which outlined a follow up question to the response submitted by the Company on August 24, 2012.  This question was confirmed on a subsequent telephone call with Gus Rodriguez on September 20, 2012.  On October 1, 2012, the Company submitted a response to this question.  On October 15, 2012 the Company received a further telephone call from Sasha Parikh which outlined a follow up question to our response of October 1, 2012.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 20-F and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 20-F or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States

For your convenience, we have reproduced the question put forward on the telephone call of October  15, 2012 (in bold) immediately before the Company’s response below.

1. “You propose to include revised disclosure to the goodwill roll forward table, by presenting a separate line item Acquisition Related Contingent Consideration, we do not believe this presentation to be appropriate please remove this line item from your proposed disclosure alternatively support your accounting basis for including contingent consideration in the goodwill balance.”

RESPONSE:

The Company notes your comment and does not now propose to include a separate line item Acquisition Related Contingent Consideration in the goodwill roll forward table.  The Company proposes to include the following table with regard to the goodwill roll forward:

	December 31, 2011	December 31, 2010
	(in thousands)
Opening goodwill	175,860	173,568
Current period acquisitions	83,656	3,505
Prior period acquisitions	-	2,539
Foreign exchange movement	(6,123)	(3,752)
Closing goodwill	253,393	175,860

We believe that we have fully responded to your comment.  However, if you have any questions about our response to your comment or require further explanation, please do not hesitate to call me at (011)- 353-1-291-2000 or Brian Kelleher of Cahill Gordon at (212) 701-3447.

Sincerely, ICON plc By: /s/ Brendan Brennan Brendan Brennan Chief Financial Officer

Cc:           William M. Hartnett
Brian Kelleher

2